

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Larry J. Helling
Chief Executive Officer and Director
QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265

> **Re: QCR Holdings, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2024**
> **File No. 000-22208**

Dear Larry J. Helling:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 44

1.   Refer to footnote 7 of your pay versus performance table where you discuss your Company-Selected Measure "Adjusted Earnings Per Share." Disclosure required by Item 402(v) of Regulation S-K may not be incorporated by reference from other filings and while Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. Please confirm that, in future filings, you will provide within the pay versus performance section of your proxy, or by reference to another section of the proxy, disclosure regarding how the Company-Selected Measure is calculated from your audited financial statements, as required by Item 402(v)(2)(vi) of Regulation S-K.

2.   Refer to the graph titled "CAP vs. Adjusted EPS (non-GAAP)" on page 47. It appears that your y-axis label "Net Income" may not reflect the data provided on the y-axis. Please ensure that your charts are labeled to clearly reflect the data included therein.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program